EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2016

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$136,426
Add:	Interest expense	59,539
	Depreciation expense on capitalized interest	1,048
	Amortization of deferred financing costs	2,004

	Earnings before fixed charges	$199,017

	Fixed charges:
	Interest expense	$59,539
	Amortization of deferred financing costs	2,004
	Capitalized interest	11,260

	Fixed charges	72,803

	Preferred unit distributions	236

	Combined fixed charges	$73,039

	Ratio of earnings to fixed charges	2.73

	Ratio of earnings to combined fixed charges	2.72